Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

05011493

SUPPL

September 20, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon
Vice President

v\mb\ltr\Sec12.doc

9/27

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus in relation to the issue of US$400,000,000 Floating Rate Step - Up Subordinated Notes due 2015

To view the full document, please paste the following URL into the address bar of your browser.

[RNS will insert the URL of your PDF prospectus]

For further information, please contact

Deborah Singleton
Group Treasurer
Man Group plc
Sugar Quay
Lower Thames Street
London
EC3R 6DU
Tel: 0207 144 1000

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Man Group plc

(incorporated with limited liability under the laws of the United Kingdom with registered number 02921462)

US$400,000,000

Floating Rate Step-Up Subordinated Notes due 2015

The issue price of the US$400,000,000 Floating Rate Step-Up Subordinated Notes due 2015 (the "**Notes**") of Man Group plc (the "**Issuer**") is 99.778 per cent. of their principal amount.

Unless previously redeemed, or purchased and cancelled, the Notes will be redeemed at their principal amount on 22 September 2015 (the "**Maturity Date**"). The Notes are subject to redemption, in whole but not in part, at their principal amount, plus accrued interest (if any), at the option of the Issuer at any time in the event of certain changes affecting taxation in the United Kingdom. The Notes may also be redeemed at the option of the Issuer, in whole but not in part, at their principal amount, plus accrued interest (if any), on any Interest Payment Date (as defined below) falling on or after 22 September 2010. Under the existing rules of the Financial Services Authority ("**FSA**"), the Issuer may not redeem or purchase any Notes prior to the Maturity Date unless the FSA has given its prior written approval. See "Terms and Conditions of the Notes — Redemption and Purchase".

The Notes will be unsecured obligations of the Issuer and such obligations will be subordinated to the Senior Liabilities (as defined herein). See "Terms and Conditions of the Notes — Status".

An investment in the Notes involves certain risks. For a discussion of these risks, see "Risk Factors".

Application has been made to the FSA in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "**UK Listing Authority**") for the Notes to be admitted to the official list of the UK Listing Authority (the "**Official List**") and to the London Stock Exchange plc (the "**London Stock Exchange**") for the Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market (the "**Market**"). References in this Prospectus to the Notes being "listed" (and all related references) shall mean that the Notes have been admitted to trading on the Market and have been admitted to the Official List. The Market is a regulated market for the purposes of the Investment Services Directive 93/22/EEC.

The Notes will bear interest from 21 September 2005 (the "**Issue Date**") payable in arrear on each 22 March, 22 June, 22 September and 22 December in each year (each, an "**Interest Payment Date**"). For each Interest Period (as defined in the Terms and Conditions of the Notes) ending on or prior to 22 September 2010 (the "**Step-Up Date**") the rate of interest will be 1.15 per cent. per annum above the London interbank offered rate for three month U.S. dollar deposits. For each Interest Period commencing after the Step-Up Date the rate of interest will be 1.65 per cent. per annum above the London interbank offered rate for three month U.S. dollar deposits. Payments on the Notes will be made in U.S. dollars without deduction for or on account of taxes imposed or levied by the United Kingdom to the extent described under "Terms and Conditions of the Notes — Taxation".

The Notes have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") and are subject to United States tax law requirements. The Notes are being offered outside the United States by the Joint Lead Managers (as defined in "**Subscription and Sale**") in accordance with Regulation S under the Securities Act ("**Regulation S**"), and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Notes will be in bearer form and in the denomination of US$100,000 each. The Notes will initially be in the form of a temporary global note (the "**Temporary Global Note**"), without interest coupons, which will be deposited on or around 21 September 2005 (the "**Closing Date**") with a common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme, Luxembourg ("**Clearstream, Luxembourg**"). The Temporary Global Note will be exchangeable, in whole or in part, for interests in a permanent global note (the "**Permanent Global Note**" and, together with the Temporary Global Note, the "**Global Notes**"), without interest coupons, not earlier than 40 days after the Closing Date upon certification as to non-U.S. beneficial ownership. Interest payments in respect of the Notes cannot be collected without such certification of non-U.S. beneficial ownership. The Permanent Global Note will be exchangeable in certain limited circumstances in whole, but not in part, for Notes in definitive form in the denomination of US$100,000 each and with interest coupons attached. See "Summary of Provisions Relating to the Notes in Global Form".

BARCLAYS CAPITAL | **UBS INVESTMENT BANK**

The date of this Prospectus is 19 September 2005.

The Issuer accepts responsibility for the information contained in this Prospectus. The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

This Prospectus comprises a prospectus for the purposes of Article 5 of Directive 2003/71/EC (the "**Prospectus Directive**") and for the purpose of giving information with regard to the Issuer, which, according to the particular nature of the Issuer and the Notes, is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of the Issuer.

This Prospectus should be read and construed together with the documents incorporated by reference herein.

The Issuer has confirmed to the Joint Lead Managers named under "Subscription and Sale" below (the "**Joint Lead Managers**") that this Prospectus is true and accurate in all material respects and is not misleading; that there are no other facts in relation to the information contained or incorporated by reference in the Prospectus, which would, in the context of the issue of the Notes contemplated herein, make any statement herein misleading in any material respect; and that all reasonable enquiries have been made to ascertain and to verify the foregoing.

Neither the Joint Lead Managers nor the Fiscal Agent (as defined herein) have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Joint Lead Managers or the Fiscal Agent as to the accuracy or completeness of the information contained or incorporated in this Prospectus. No Joint Lead Manager nor the Fiscal Agent accepts any liability in relation to the information contained or incorporated by reference in this Prospectus.

The Issuer has not authorised the making or provision of any representation or information regarding the Issuer or the Notes other than as contained in this Prospectus or as approved for such purpose by the Issuer. Any such representation or information should not be relied upon as having been authorised by the Issuer or the Joint Lead Managers.

Neither the delivery of this Prospectus nor the offering, sale or delivery of any Note shall in any circumstances create any implication that there has been no adverse change, or any event reasonably likely to involve any adverse change, in the condition (financial or otherwise) of the Issuer since the date of this Prospectus.

This Prospectus does not constitute an offer of, or an invitation to subscribe for or purchase, any Notes and should not be considered as a recommendation by the Issuer or any Joint Lead Manager that any recipient of the Prospectus should subscribe for or purchase any of the Notes. Each recipient shall be taken to have made its own investigation and appraisal of the financial condition of the Issuer. Prospective investors should have regard to the factors described under the section headed "Risk Factors" in this Prospectus. The Prospectus does not describe all of the risks of an investment in the Notes.

The distribution of this Prospectus and the offering, sale and delivery of Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus comes are required by the Issuer and the Joint Lead Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers, sales and deliveries of Notes and on distribution of this Prospectus and other offering material relating to the Notes, see "Subscription and Sale".

In particular, the Notes have not been and will not be registered under the Securities Act and are subject to United States tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons.

In this Prospectus, unless otherwise specified, references to "**US$**", "**U.S. dollars**" or "**dollars**" are to United States dollars.

In connection with the issue of the Notes the Joint Lead Managers (or persons acting on behalf of either Joint Lead Manager) may over allot Notes (provided that the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the Notes) or effect transactions with a view to supporting the market price of the Notes at a level higher than which might otherwise prevail. However, there is no assurance that the Joint Lead Managers (or persons acting on behalf of either Joint Lead Manager) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the terms of the offer of the Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes.

Contents

Risk Factors

The Issuer believes that the following factors may affect its ability to fulfil its obligations under the Notes. Most of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring. Factors (although not exhaustive) which could be material for the purpose of assessing the market risks associated with the Notes are described below.

The Issuer believes that the factors described below represent the principal risks inherent in investing in the Notes, but the inability of the Issuer to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. The risks described below are not the only risks faced by the Issuer. Additional risks and uncertainties not presently known to the Issuer or that it currently believes to be immaterial could also have a material impact on its business operations. Prospective investors should also read the detailed information set out elsewhere in this Prospectus and the information incorporated by reference into this Prospectus and reach their own views prior to making any investment decision.

Words and expressions defined in the "Terms and Conditions of the Notes" below or elsewhere in this Prospectus have the same meanings in this section, unless otherwise stated.

FACTORS THAT MAY AFFECT THE ISSUER'S ABILITY TO FULFIL ITS OBLIGATIONS UNDER THE NOTES

Strategic Risk
The Group is subject to the risk that its profitability may be eroded by changes in the business environment or by failures of strategy or execution. The board of directors of the Issuer is responsible for determining the long-term strategy of the business and the markets in which the Group will operate. Strategic risks are identified and assessed as part of the planning process and are formally reviewed by the board of directors of the Issuer.

Management fees earned by the Issuer's asset management division, Man Investments, may fall if funds under management decline. This could arise if the trend of an increasing allocation of investor funds to the alternative investment sector reverses, for example because regulatory or tax changes make it more difficult for investors to invest in this sector or reduce the returns they can expect from such investments. It could also arise if the performance of funds managed by Man Investments is consistently worse than that of competitor products. Additionally, it could arise if there is a net outflow of funds under management in the event that investor redemptions exceed sales.

Revenues earned by the Issuer's brokerage division, Man Financial, may decline if the volume of transaction activity in the markets in which it offers execution and clearing services falls. Man Financial's business is also exposed to the risk of disintermediation, for example as a result of the application of new technology by competitors.

Competitive factors may adversely affect the Issuer's profitability
The Issuer operates in competitive markets and may face increased competition over time from new competitors, strengthening of existing competitors through consolidation and new product offerings. This potential increased competition could cause margin pressures or reduced market share. These outcomes would reduce the Issuer's profitability and affect its financial condition.

The Issuer may be unable to retain personnel who are key to its success
The success of the Issuer's operations relies on its ability to attract and retain highly qualified professional personnel. The Issuer's ability to attract and retain key personnel is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent.

Changes in tax laws may adversely affect the Issuer's profitability
Tax laws or the interpretation of existing laws may change in such a way that the Issuer's profitability and financial condition may be adversely affected.

Litigation and regulatory investigations may adversely affect the business, results, operation and financial condition of the Issuer
The Issuer may encounter litigation or regulatory investigations in connection with its activities. A substantial legal liability or a significant regulatory action could have a material adverse effect on the business, results, operations, reputation or financial condition of the Issuer.

Operational Risk
Operational risk is the risk that the Issuer suffers a loss directly or indirectly resulting from inadequate or failed internal processes, people, systems or from external events. This includes losses due to human error, fraud, external threats and IT failures. Operational risk ranges from "routine" processing incidents to potentially significant incidents arising from, for example, major systems failures or loss of a critical site.

Credit and Counterparty Risk
Credit and counterparty risk is the risk arising from the possibility that the Issuer may incur losses from the failure of borrowers or counterparties to meet their obligations. This includes indirect credit exposures where the Issuer has issued guarantees to third parties. It also includes the risk that the settlement or clearance of transactions may fail.

The Issuer's asset management division is exposed to direct credit risk mainly in respect of loans to funds and indirect risk in respect of contingent exposures to third party lenders to the funds.

The Issuer's brokerage division is exposed to the risk of default by counterparties in respect of positions held with these counterparties and to credit risk to the extent that it holds insufficient collateral to cover the amounts owed by its customers.

Market Risk
Market risk is the risk arising from the possibility that the Issuer may suffer a loss resulting from fluctuations in the values of, or income from, proprietary assets or liabilities.

The Issuer's asset management division is exposed to the risk that the value of its investment in various fund products may fall. The Issuer is also subject to the risk that a decline in interest rates may reduce the interest income earned by its brokerage division on balances held on behalf of customers.

Most of the Issuer's revenues arise in U.S. dollars, but it incurs costs in other currencies (principally pounds sterling and Swiss Francs). Its profitability may be adversely affected if the U.S. dollar weakens against these other currencies.

Liquidity Risk
Liquidity risk is the risk that the Issuer may be unable to meet its financial commitments when they fall due or can secure financial resources to meet them only at excessive cost.

The Issuer is exposed to the risk that its committed financing facilities may not be sufficient to meet its funding requirements.

Risks related to specific features of the Notes

Notes subject to optional redemption by the Issuer
The Notes may be redeemed in whole, but not in part, at the option of the Issuer (subject to the prior written approval of the FSA) on any Interest Payment Date falling on or after 22 September 2010. During any period when the Issuer may elect to redeem the Notes, the market value of the Notes may not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem the Notes (subject to the prior written approval of the FSA) when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Payments of principal and interest conditional upon the Financial Resources Requirement of the Issuer being satisfied
Payment of any amount (whether principal, interest or otherwise) on the Notes is conditional upon the Issuer being in compliance with 100 per cent. of its Financial Resources Requirement immediately after payment by the Issuer. If any amount due to Noteholders and Couponholders from the Issuer is not paid when due solely by virtue of the fact that the Issuer is not in compliance with its Financial Resources Requirement, then such amount shall be paid on the earliest date on which such payment could be made in compliance with its Financial Resources Requirement. Interest will continue to accrue on any payment which does not become so payable.

The Notes may be subordinated to most of the Issuer's liabilities
The Notes are subordinated obligations of the Issuer and if the Issuer is declared insolvent and a winding up (or any analogous procedure) is initiated, it will be required to pay the holders of Senior Liabilities and meet its obligations to certain of its other creditors in full before it can make any payments on the Notes. If this occurs, the Issuer may not have enough assets remaining after these payments to pay amounts due under the Notes and there is a real risk that a Noteholder will lose some or all of his investment.

The Notes may be redeemed prior to maturity for tax reasons
In the event that the Issuer would be obliged to increase the amounts payable in respect of any Notes due to any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision thereof or any authority therein or thereof having power to tax, the Issuer may (subject to the prior written approval of the FSA) redeem all outstanding Notes in accordance with the Terms and Conditions of the Notes.

Payments made in breach of the Financial Resources Requirement of the Issuer may be subject to claw back
If a Noteholder receives from the Issuer payment of any sum in respect of the Notes when either the Issuer is not deemed to be solvent for the purposes of Condition 3(a) or the Issuer is not in compliance with its Financial Resources Requirement then any sum received by a Noteholder in such circumstances shall be held upon trust to return it to the Issuer.

Any sum so returned shall then be treated for the purposes of the Issuer's obligations under the Notes, as if it had not been paid by the Issuer and its original payment shall be deemed not to have discharged any of the obligations of the Issuer under the Notes. A request to a Noteholder for return of any sum in such circumstances shall be in writing and shall be made by or on behalf of the Issuer or, as the case may be, its Insolvency Officer.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally and liquidity risk
Upon issue, the Notes will be new securities which may not be widely distributed and may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. If the Notes are traded after their initial issuance, they may trade at a discount to their initial offering price, depending upon prevailing interest rates, the market for similar securities, general economic conditions and the financial condition of the Issuer. Iliquidity may have a material adverse effect on the market value of the Notes.

Exchange rate risks and exchange controls
The Issuer will pay principal and interest on the Notes in U.S. dollars. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "**Investor's Currency**") other than U.S. dollars. These include the risk that exchange rates may change significantly (including changes due to devaluation of U.S. dollars or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to U.S. dollars would decrease (i) the Investor's Currency-equivalent yield on the Notes, (ii) the Investor's Currency-equivalent

value of the principal payable on the Notes and (iii) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Credit or corporate ratings may not reflect all risks
It is anticipated that the Notes will, upon issue, be assigned ratings one notch below the Group's senior ratings with Moody's Investors Service, Inc. (Senior rating: Baa1) and Fitch Ratings Limited (Senior rating: A-). These ratings will be clarified before the announcement of the issue. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed in this paragraph, and other factors that may affect the value of the Notes or the standing of the Issuer. A credit rating and/or a corporate rating is not a recommendation to buy, sell or hold securities and may be revised, suspended or withdrawn by the assigning rating agency at any time. Any adverse change in an applicable credit rating could adversely affect the trading price for the Notes.

Risks related to the clearing systems
Because the Global Notes are held by or on behalf of Euroclear and/or Clearstream, Luxembourg, investors will have to rely on their procedures for transfer, payment and communication with the Issuer.

The Notes shall, upon issue, be represented by a Temporary Global Note and will be deposited with a common depositary for Euroclear and Clearstream, Luxembourg. The Temporary Global Note will be exchangeable in whole or in part for interests in the Permanent Global Note not earlier than 40 days after the Closing Date upon certification as to non-U.S. beneficial ownership. Except in the circumstances described in the relevant Global Note, investors will not be entitled to receive Notes in definitive form. Euroclear and/or Clearstream, Luxembourg will maintain records of the beneficial interests in the Global Notes. While the Notes are represented by one or more Global Notes, investors will be able to trade their beneficial interests only through Euroclear and/or Clearstream, Luxembourg.

While the Notes are represented by one or more Global Notes, the Issuer will discharge their payment obligations under the Notes by ultimately making payments, or causing payments to be made, to the common depositary for Euroclear and Clearstream, Luxembourg for distribution to their accountholders. A holder of a beneficial interest in a Global Note must rely on the procedures of Euroclear and Clearstream, Luxembourg to receive payments under the Notes. The Issuer has no responsibility or liability for the records relating to, or payments made in respect of, beneficial interests in the Global Notes.

Holders of beneficial interests in the Global Notes will not have a direct right to vote in respect of the Notes. Instead, such holders will be permitted to act only to the extent that they are enabled by Euroclear and Clearstream, Luxembourg to appoint appropriate proxies.

The Notes shall be issued in the denomination of US$100,000 (the "**Minimum Denomination**"). However, for so long as the Notes are represented by a Global Note, and Euroclear and Clearstream, Luxembourg so permit, the Notes shall be tradeable in minimum nominal amounts of the Minimum Denomination and integral multiples of US$1,000 thereafter.

If definitive Notes are required to be issued they will only be printed in denominations of US$100,000. Where definitive Notes are to be issued, a Noteholder who holds Notes in the relevant clearing system in amounts that are not integral multiples of the Minimum Denomination may need to purchase or sell, prior to the date on which definitive Notes are issued, a principal amount of Notes such that its holding is an integral multiple of the Minimum Denomination. Under no circumstances will definitive Notes be printed in respect of an amount of Notes which is less than the Minimum Denomination and any Noteholder which on the date on which definitive Notes are issued holds Notes having a nominal amount which cannot be represented by a definitive Note in the Minimum Denomination will not be entitled to receive a definitive Note in respect of such Notes or to receive interest or principal in respect of such Notes.

Factors which are material for the purpose of assessing the market risks associated with the Notes
Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes and the information contained or incorporated by reference in this Prospectus;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, or where the currency for principal or interest payments is different from the potential Investor's Currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

A potential investor should not invest in the Notes unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the Notes generally

Modification and waiver

The Terms and Conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

Change of law

The Terms and Conditions of the Notes are based on the laws of England and Wales in effect as at the date of this Prospectus. No assurance can be given as to the impact of any possible judicial decision or change to the laws of England and Wales or administrative practice (or any change to the laws, regulations or administrative practice of any other relevant jurisdiction) after the date of this Prospectus.

Terms and Conditions of the Notes

The following is the text of the Terms and Conditions of the Notes which (subject to completion and amendment) will be endorsed on each Note in definitive form:

TERMS AND CONDITIONS OF THE NOTES

The US$400,000,000 Floating Rate Step-Up Subordinated Notes due 2015 (the "**Notes**", which expression includes any further notes issued pursuant to Condition 15 (*Further issues*) and forming a single series therewith) of Man Group plc (the "**Issuer**") are the subject of a fiscal agency agreement dated 21 September 2005 (as amended or supplemented from time to time, the "**Agency Agreement**") between the Issuer, HSBC Bank plc as fiscal agent (the "**Fiscal Agent**", which expression includes any successor fiscal agent appointed from time to time in connection with the Notes), HSBC Bank plc as paying agent (together with the Fiscal Agent, the "**Paying Agents**", which expression includes any successor or additional paying agents appointed from time to time in connection with the Notes) and HSBC Bank plc as agent bank (the "**Agent Bank**", which expression shall include any successor agent bank appointed from time to time in connection with the Notes, and together with the Paying Agents, the "**Agents**"). Certain provisions of these Terms and Conditions are summaries of the Agency Agreement and subject to its detailed provisions. The holders of the Notes (the "**Noteholders**") and the holders of the related interest coupons (the "**Couponholders**" and the "**Coupons**", respectively) are bound by, and are deemed to have notice of, all the provisions of the Agency Agreement applicable to them. Copies of the Agency Agreement are available for inspection by Noteholders during normal business hours at the Specified Office (as defined in the Agency Agreement) of the Paying Agent in the United Kingdom. The initial Specified Office of such Paying Agent is set out below.

1. DEFINITIONS

In these Terms and Conditions the following expressions have the following meanings:

"**Business Day**" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and New York.

"**Excluded Liabilities**" means Liabilities which are expressed to be and, in the opinion of the Insolvency Officer, do, rank junior to the Subordinated Liabilities in any Insolvency of the Issuer.

"**Financial Resources**" means the financial resources which apply to the Issuer as calculated under rule 10-200(1) of the Financial Rules and are notifiable to the Issuer via its Subsidiaries regulated by the FSA from time to time.

"**Financial Resources Requirement**" means the financial resources requirement which applies to the Issuer as calculated under rule 10-200(1) of the Financial Rules and are notifiable to the Issuer via its Subsidiaries regulated by the FSA from time to time.

"**Financial Rules**" means the rules in IPRU(INV) 10 in the FSA handbook or such successor rules as are in force from time to time.

"**FSA**" means The Financial Services Authority Limited whose registered office is at 25 The North Colonnade, Canary Wharf, London, E14 5HS and shall include any successor organisation responsible for the Issuer's financial regulation.

"**Insolvency**" means and includes liquidation, winding up, bankruptcy, sequestration, administration, rehabilitation and dissolution (whichever term may apply to the Issuer) or the equivalent in any other jurisdiction to which the Issuer may be subject.

"**Insolvency Officer**" means and includes any person duly appointed to administer and distribute assets of the Issuer in the course of the Issuer's Insolvency.

"**Liabilities**" means all present and future sums, liabilities and obligations payable or owing by the Issuer (whether actual or contingent, jointly or severally or otherwise howsoever).

"**London Banking Day**" means a day (other than a Saturday or Sunday) on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London.

"**Senior Liabilities**" means all Liabilities except Subordinated Liabilities and Excluded Liabilities.

"**Subordinated Liabilities**" means all Liabilities to the Noteholders in respect of the Notes and all other Liabilities which rank or are expressed to rank *pari passu* with the Notes.

"**Subsidiary**" means, in relation to any person (the "**first Person**") at any particular time, any other Person (the "**second Person**");

(i) whose affairs and policies the first Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or

(ii) whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the first Person.

2. FORM, DENOMINATION AND TITLE

The Notes are serially numbered and in bearer form in the denomination of US$100,000 (the "**Minimum Denomination**") with Coupons attached at the time of issue. However, for so long as the Notes are represented by a Global Note, and the rules of Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme so permit, the Notes shall be tradable in minimum nominal amounts of the Minimum Denomination and integral multiples of US$1,000 thereafter.

If definitive Notes are required to be issued they will only be printed in the Minimum Denomination.

Where definitive Notes are to be issued, a Noteholder who holds Notes in the relevant clearing system in amounts that are not integral multiples of the Minimum Denomination may need to purchase or sell, prior to the date on which definitive Notes are issued, a principal amount of Notes such that its holding is an integral multiple of the Minimum Denomination. Under no circumstances will definitive Notes be printed in respect of an amount of Notes which is less than the Minimum Denomination and any Noteholder which on the date on which definitive Notes are issued holds Notes having a nominal amount which cannot be represented by a definitive Note in the Minimum Denomination will not be entitled to receive a definitive Note in respect of such Notes or to receive interest or principal in respect of such Notes.

Title to the Notes and the Coupons will pass by delivery. The holder of any Note or Coupon shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing thereon or any notice of any previous loss or theft thereof) and no person shall be liable for so treating such holder. No person shall have any right to enforce any of the Terms and Conditions of the Notes under the Contracts (Rights of Third Parties) Act 1999.

3. STATUS

(a) The Notes constitute direct, unsecured and subordinated obligations of the Issuer and the rights and claims of the Noteholders against the Issuer rank *pari passu* without any preference among themselves. The rights of Noteholders in respect of the Notes are subordinated to the Senior Liabilities and accordingly payment of any amount (whether principal, interest or otherwise) on the Notes is conditional upon:

(i) (if an order has not been made or an effective resolution passed for the Insolvency of the Issuer) the Issuer being in compliance with not less than 100 per cent. of its Financial Resources Requirement immediately after payment by the Issuer and accordingly no such amount which would otherwise fall due for payment shall be payable except to the extent that:

(1) Condition 3(e) or Condition 6(g) (*Redemption and Purchase – FSA Provisions*), as the case may be, have been complied with; and

(2) the Issuer could make such payment and still be in compliance with the Financial Resources Requirement; and

(ii) the Issuer being "solvent" at the time of, and immediately after, the payment by the Issuer and accordingly no such amount which would otherwise fall due for payment shall be payable except to the extent that the Issuer could make such payment and still be "solvent".

(b) For the purposes of Condition 3(ii) above, the Issuer shall be "solvent" if it is able to pay its Liabilities (other than the Subordinated Liabilities) in full disregarding:

(i) obligations which are not payable or capable of being established or determined in the Insolvency of the Issuer, and

(ii) the Excluded Liabilities.

(c) If any amount due to Noteholders and Couponholders from the Issuer is not paid when due solely by virtue of the operation of this Condition 3, such amount shall be paid on the earliest date on which such payment could be made in compliance with this Condition 3. Interest will continue to accrue at the applicable Rate of Interest specified pursuant to Condition 5 (*Interest*) on any payment which does not become payable under this Condition 3.

(d) For the purposes of Condition 3(a)(ii) above, a report given at any relevant time as to the solvency of the Issuer by its Insolvency Officer, in form and substance acceptable to the FSA shall in the absence of proven error be treated and accepted by the FSA and the holders of the Notes as correct and sufficient evidence of the Issuer's solvency or Insolvency.

(e) Payments of interest on the Notes at a rate not exceeding the applicable Rate of Interest may be made without notice to or consent of the FSA, except that where either:

(i) immediately after payment, the Issuer's Financial Resources would be less than or equal to 100 per cent. of its Financial Resources Requirement; or

(ii) before payment, the Insolvency of the Issuer commences,

then no such payment may be made without the prior written consent of the FSA.

(f) Subject to Conditions 3(g), (h) and (i) below, if a Noteholder receives from the Issuer payment of any sum in respect of the Notes:

(i) when any of the Terms and Conditions referred to in Condition 3(a) above are not satisfied, or

(ii) where such payment is prohibited under Condition 3(e) or Condition 6(g) (*Redemption and Purchase — FSA Provisions*), as the case may be, the payment of such sum shall be void for all purposes.

(g) Any sum referred to in paragraph (f) of this Condition 3 shall be received by the holder of Notes upon trust to return it to the Issuer.

(h) Any sum so returned shall then be treated for the purposes of the Issuer's obligations hereunder and under the Notes, as if it had not been paid by the Issuer and its original payment shall be deemed not to have discharged any of the obligations of the Issuer hereunder.

(i) A request to the holder of Notes for return of any sum referred to in paragraph (f) of this Condition 3 shall be in writing and shall be made by or on behalf of the Issuer or, as the case may be, its Insolvency Officer.

(j) All the other Terms and Conditions of the Notes shall be subject to the provisions of this Condition 3 and Condition 4 (*FSA Provisions*).

4. FSA PROVISIONS

(a) No person shall without the prior written consent of the FSA:

(i) purport to retain or set off at any time any amount payable by it to the Issuer against any amount due in respect of the Notes, and such person shall immediately pay an amount equal to any retention or set off in breach of this provision to the Issuer and such retention or set off shall be deemed not to have occurred;

(ii) subject as provided in Condition 14(b) (*Meetings of Noteholders; Modification — Modification*), amend or waive the terms of any document evidencing or providing for the Notes;

(iii) attempt to obtain repayment of any amount in respect of the Notes otherwise than in accordance with these Terms and Conditions;

(iv) take or omit to take any action whereby the subordination of the Notes or any part thereof to Senior Liabilities might be terminated, impaired or adversely affected; or

(v) take or enforce any security, guarantee or indemnity from any person for all or any part of the liabilities of the Issuer in respect of the Notes, and any security, guarantee or indemnity obtained in respect thereof and the proceeds thereof will be held by the recipient on trust for the benefit of the Issuer.

(b) None of the Issuer or any of its Subsidiaries shall without the prior written consent of the FSA: (i) secure all or any part of the Notes; (ii) redeem, purchase or otherwise acquire all or part of the Notes pursuant to Condition 6(b) (*Redemption and Purchase — Redemption for tax reasons*), 6(c) (*Redemption and Purchase — Redemption at the option of the Issuer*) or 6(d) (*Redemption and Purchase — Purchase*) before the Maturity Date (as defined below); (iii) amend any document evidencing or providing for the Notes; (iv) repay any amounts in respect of the Notes otherwise than in accordance with these Terms and Conditions; (v) take or omit to take any action whereby the subordination of the Notes or any apart therefore to the Senior Liabilities might be terminated, impaired or adversely affected; or (vi) arrange or permit any contract of suretyship (or similar agreement) relating to its liabilities under these Terms and Conditions in respect of the Notes to be entered into; and the Issuer represents that it has not done so before the Issue Date.

5. INTEREST

(a) *Accrual of Interest*: Subject to Condition 3 (*Status*), this Condition 5 (*Interest*), Condition 6 (*Redemption and Purchase*) and Condition 7 (*Payments*) until repayment of the Notes in full, the Issuer will pay to each Noteholder interest on such Note (or on any part or parts for the time being outstanding) calculated and payable in the following manner:

The Notes bear interest from 21 September 2005 (the "**Issue Date**") at the rates of interest specified in this Condition 5 (*Interest*), payable in arrear on each 22 March, 22 June, 22 September and 22 December in each year (each, an "**Interest Payment Date**") commencing on 22 December 2005, subject as provided in Condition 7 (*Payments*); *provided, however, that,* if any Interest Payment Date would otherwise fall on a date which is not a Business Day, it will be postponed to the next Business Day unless it would thereby fall into the next calendar month, in which case it will be brought forward to the preceding Business Day. Each period beginning on (and including) the Issue Date or any Interest Payment Date and ending on (but excluding) the next Interest Payment Date is herein called an "**Interest Period**".

Each Note will cease to bear interest from the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused, in which case it will continue to bear interest at such rate (both before and after judgment) until whichever is the earlier of (a) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (b) the day which is seven days after the Fiscal Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

(b) *Rate of interest*: In respect of each Interest Period the rate of interest applicable to the Notes (the "**Rate of Interest**") will be determined by the Agent Bank on the following basis:

(i) the Agent Bank will determine the rate for deposits in U.S. dollars for a period equal to the relevant Interest Period which appears on the display page designated 3750 on the Moneyline Telerate Service (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purpose of displaying comparable rates) as of 11.00 a.m. (London time) on the second London Banking Day before the first day of the relevant Interest Period (the "**Interest Determination Date**");

(ii) if such rate does not appear on that page, the Agent Bank will:

(A) request the principal London office of each of four major banks in the London interbank market to provide a quotation of the rate at which deposits in U.S. dollars are offered by it in the London interbank market at approximately 11.00 a.m. (London time) on the Interest Determination Date to prime banks in the London interbank market for a period equal to the relevant Interest Period and in an amount that is representative for a single transaction in that market at that time; and

(B) determine the arithmetic mean (rounded, if necessary, to the nearest one hundred thousandth of a percentage point, 0.000005 being rounded upwards) of such quotations; and

(iii) if fewer than two such quotations are provided as requested, the Agent Bank will determine the arithmetic mean (rounded, if necessary, as aforesaid) of the rates quoted by major banks in New York City, selected by the Agent Bank, at approximately 11.00 a.m. (New York City time) on the first day of the relevant Interest Period for loans in U.S. dollars to leading European banks for a period equal to the relevant Interest Period and in an amount that is representative for a single transaction in that market at that time,

and the Rate of Interest (1) for any Interest Period up to and including the Interest Period ending on 22 September 2010 (the "**Step-Up Date**") shall be the sum of 1.15 per cent. per annum and the rate or (as the case may be) the arithmetic mean so determined and (2) for any Interest Period thereafter shall be the sum of 1.65 per cent. per annum and the rate or (as the case may be) the arithmetic mean so determined; *provided, however, that* if the Agent Bank is unable to determine a rate or (as the case may be) an arithmetic mean in accordance with the above provisions in relation to any Interest Period, the Rate of Interest applicable to the Notes during such Interest Period will be the sum of (1) 1.15 per cent. per annum (in the case of an Interest Period ending on or prior to the Step-Up Date) or 1.65 per cent. per annum (in the case of an Interest Period thereafter) and (2) in each such case the rate or (as the case may be) arithmetic mean last determined in relation to the Notes in respect of a preceding Interest Period.

(c) *Calculation of Interest Amount*: The Agent Bank will, as soon as practicable after the Interest Determination Date in relation to each Interest Period, calculate the amount of interest (the "**Interest Amount**") payable in respect of each Note for such Interest Period. The Interest Amount will be calculated by applying the Rate of Interest for such Interest Period to the principal amount of such Note, multiplying the product by the actual number of days in such Interest Period divided by 360 and rounding the resulting figure to the nearest cent (half a cent being rounded upwards).

(d) *Publication:* The Agent Bank will cause each Rate of Interest and Interest Amount determined by it, together with the relevant Interest Payment Date, to be notified to the Paying Agents and each listing authority, stock exchange and/or quotation system (if any) by which the Notes have then been admitted to listing, trading and/or quotation as soon as practicable after such determination but in any event not later than the first day of the relevant Interest Period. Notice thereof shall also be given by the Fiscal Agent to the Noteholders as soon as possible after their determination but in no event later than the next Business Day thereafter. The Agent Bank will be entitled to recalculate any Interest Amount (on the basis of the foregoing provisions) without notice in the event of an extension or shortening of the relevant Interest Period.

(e) *Notifications*, etc: All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of this Condition 5 (*Interest*) by the Agent Bank will (in the absence of manifest error) be binding on the Issuer, the Paying Agents, the Noteholders and the Couponholders and (subject as aforesaid) no liability to any such person will attach to the Agent Bank in connection with the exercise or non-exercise by it of its powers, duties and discretions for such purposes.

6. REDEMPTION AND PURCHASE

(a) *Scheduled redemption*: Unless previously redeemed, or purchased and cancelled, the Notes will be redeemed at their principal amount on 22 September 2015 (the "**Maturity Date**", subject as provided in Condition 3 (*Status*), and Condition 7 (*Payments*).

(b) *Redemption for tax reasons*: The Notes may be redeemed at the option of the Issuer, with the prior written approval of the FSA, in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice to the Noteholders in accordance with Condition 16 (*Notices*) (which notice shall be irrevocable), at their principal amount, together with interest accrued to the date fixed for redemption, if:

(i) the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 8 (*Taxation*) as a result of any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after 21 September 2005; and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it;

provided, however, that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts if a payment in respect of the Notes were then due.

Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Fiscal Agent a certificate signed by two directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the Terms and Conditions set out in (i) and (ii) above have occurred.

Upon the expiry of any such notice as is referred to in this Condition 6(b), the Issuer shall be bound to redeem the Notes in accordance with this Condition 6(b).

(c) *Redemption at the option of the Issuer*: The Notes may be redeemed at the option of the Issuer, with the prior written approval of the FSA, in whole, but not in part, on the Step-Up Date or on any Interest Payment Date thereafter (the "**Early Redemption Date**"), at a price equal to one hundred per cent. of their principal amount plus accrued interest (if any) up to but excluding the Early Redemption Date on the Issuer giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable and shall oblige the Issuer to redeem the Notes on the Early Redemption Date at such price plus accrued interest (if any) to such date).

(d) *No other redemption*: The Issuer shall not be entitled to redeem the Notes otherwise than as provided in Condition 6(a) (*Scheduled Redemption*) to (c) (*Redemption at the option of the Issuer*) above.

(e) *Purchase*: The Issuer or any of its Subsidiaries may, with the prior written approval of the FSA, at any time purchase Notes in the open market or otherwise and at any price, *provided that* all unmatured Coupons are purchased therewith.

(f) *Cancellation*: All Notes so redeemed or purchased by the Issuer or any of its Subsidiaries and any unmatured Coupons attached to or surrendered with them shall be cancelled and may not be reissued or resold.

(g) *FSA Provisions*: Notwithstanding anything to the contrary in these Terms and Conditions, no repayment, prepayment or purchase of the Notes may be made by the Issuer, in whole or in part, pursuant to Condition 6(b) (*Redemption and Purchase — Redemption for tax reasons*), 6(c) (*Redemption and Purchase — Redemption at the option of the Issuer*) or 6(e) (*Redemption and Purchase — Purchase*) before the Maturity Date, unless the Issuer shall have obtained the prior written consent of the FSA to such repayment, prepayment or purchase, if such consent is then required under the Financial Rules.

7. PAYMENTS

(a) *Principal*: Save as provided in paragraph (c) (*Payments in New York City*) below, payments of principal shall be made only against presentation and (*provided that* payment is made in full) surrender of Notes at the Specified Office of any Paying Agent outside the United States by U.S. dollar cheque drawn on, or by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City.

(b) *Interest*: Save as provided in paragraph (c) (*Payments in New York City*) below, payments of interest shall, subject to paragraph (g) (*Payments other than in respect of matured Coupons*) below, be made only against presentation and (*provided that* payment is made in full) surrender of the appropriate Coupons at the Specified Office of any Paying Agent outside the United States in the manner described in paragraph (a) (*Principal*) above.

(c) *Payments in New York City*: Payments of principal or interest may be made at the Specified Office of a Paying Agent in New York City if (i) the Issuer has appointed Paying Agents outside the United States with the reasonable expectation that such Paying Agents will be able to make payment of the full amount of the interest on the Notes in U.S. dollars when due, (ii) payment of the full amount of such interest at the Specified Offices of all such Paying Agents is illegal or effectively precluded by exchange controls or other similar restrictions and (iii) such payment is permitted by applicable United States law.

(d) *Payments subject to fiscal laws*: All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 8 (*Taxation*). No commissions or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) *Unmatured Coupons void*: On the due date for redemption of any Note pursuant to Condition 6(a) (*Redemption and Purchase — Scheduled redemption*), Condition 6(b) (*Redemption and Purchase — Redemption for tax reasons*) Condition 6(c) (*Redemption and Purchase — Redemption at the option of the Issuer*) or Condition 9 (*Events of Default*), all unmatured Coupons (if any) relating thereto (whether or not still attached) shall become void and no payment will be made in respect thereof.

(f) *Payments on business days*: If the due date for payment of any amount in respect of any Note or Coupon is not a business day in the place of presentation, the holder shall not be entitled to payment in such place of the amount due until the next succeeding business day in such place and shall not be entitled to any further interest or other payment in respect of any such delay. In this paragraph, "**business day**" means, in respect of any place of presentation, any day on which banks are open for presentation and payment of bearer debt securities and for dealings in foreign currencies in such place of presentation and, in the case of payment by transfer to a U.S. dollar account as referred to above, on which dealings in foreign currencies may be carried on both in New York City and in such place of presentation.

(g) *Payments other than in respect of matured Coupons*: Payments of interest other than in respect of matured Coupons shall be made only against presentation of the relevant Notes at the Specified Office of any Paying Agent outside the United States (or in New York City if permitted by paragraph (c) (*Payments in New York City*) above).

(h) *Partial payments*: If a Paying Agent makes a partial payment in respect of any Note or Coupon presented to it for payment, such Paying Agent will endorse thereon a statement indicating the amount and date of such payment.

8. TAXATION

All payments of principal and interest in respect of the Notes and the Coupons by or on behalf of the Issuer shall be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision thereof or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event the Issuer shall pay such additional amounts as will result in receipt by the Noteholders and the Couponholders after such withholding or deduction of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable in respect of any Note or Coupon presented for payment:

(a) by or on behalf of a holder who is liable to such taxes, duties, assessments or governmental charges in respect of such Note or Coupon by reason of its having some connection with the United Kingdom other than the mere holding of the Note or Coupon; or

(b) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a member state of the European Union; or

(d) more than 30 days after the Relevant Date except to the extent that the holder of such Note or Coupon would have been entitled to such additional amounts on presenting such Note or Coupon for payment on the last day of such period of 30 days.

In these Terms and Conditions, "**Relevant Date**" means whichever is the later of (1) the date on which the payment in question first becomes due and (2) if the full amount payable has not been received in New York City by the Fiscal Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.

Any reference in these Terms and Conditions to principal or interest shall be deemed to include any additional amounts in respect of principal or interest (as the case may be) which may be payable under this Condition 8 (*Taxation*).

If the Issuer becomes subject at any time to any taxing jurisdiction other than the United Kingdom, references in these Terms and Conditions to the United Kingdom shall be construed as references to the United Kingdom and/or such other jurisdiction.

9. EVENTS OF DEFAULT

An Event of Default shall be deemed to have occurred if any of the following events occurs and is continuing:

(a) *Non-payment*: the Issuer fails to pay any amount of principal in respect of the Notes within seven days of the due date for payment thereof or fails to pay any amount of interest in respect of the Notes within fourteen days of the due date for payment thereof; or

(b) *Winding up, etc*: an order is made or an effective resolution is passed for the winding up, liquidation or dissolution of the Issuer (otherwise than for the purposes of or pursuant to an amalgamation, reorganisation or restructuring whilst solvent).

10. REMEDIES ON DEFAULT

(a) *Remedies for Non-payment*: If an Event of Default described in Condition 9(a) (*Events of Default — Non-payment*) has occurred any holder of Notes then outstanding affected by such Event of Default may, at its discretion and after taking such preliminary steps or actions as may be

necessary, enforce payment by instituting proceedings for the Insolvency of the Issuer after giving seven Business Days' prior notice to the FSA of its intention to do so.

(b) *Remedies in event of a Winding-up etc*: If an Event of Default described in Condition 9(b) (*Events of Default — Winding up, etc.*) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(c) Upon any Notes becoming due and payable under Condition 9 (*Events of Default*), they shall become immediately due and payable at their principal amount together with accrued interest without further action or formality. Notice of any such declaration shall promptly be given by the Issuer to all Noteholders.

(d) *Other Remedies*: If default shall be made by the Issuer in the performance or observance of any of its obligations or undertakings under the Notes which default shall be continuing and not constitute an Event of Default, then subject to this Condition 10(d), the Required Holders may at their discretion, subject as provided herein, institute proceedings for the Insolvency of the Issuer to enforce any obligation, condition or provision binding on the Issuer under the Notes (other than, for the avoidance of doubt, any obligation for payment of principal or interest) provided that the Issuer shall not by virtue of the institution of any such proceedings for the Insolvency of the Issuer be obliged to pay any sum or sums sooner than the same would otherwise have been payable by it. The Required Holders may only institute proceedings for the Insolvency of the Issuer to enforce the obligations referred to in this Condition 10 if:

(i) a default under such obligations is not remedied to the satisfaction of the Required Holders within 60 days after notice of such default has been given to the Issuer by the Required Holders requiring such default to be remedied;

(ii) the Required Holders have taken all preliminary steps or actions required to be taken by them prior to the institution of such proceedings; and

(iii) the Required Holders have given seven Business Days' prior written notice to the FSA of their intention to institute such proceedings.

For the purposes of this Condition 10, "**Required Holders**" means at any time Noteholders holding more than 50 per cent. of the aggregate principal amount of the outstanding Notes.

(e) *No Other Remedies*: No remedy against the Issuer other than as specifically provided in this Condition 10 shall be available to any holder of a Note, whether for the recovery of amounts owing under the Notes or in respect of any breach by the Issuer of any of its obligations under the Notes.

(f) *No Waivers or Election of Remedies, Expenses, etc.*: No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise.

11. PRESCRIPTION

Claims for principal shall become void unless the relevant Notes are presented for payment within ten years of the appropriate Relevant Date. Claims for interest shall become void unless the relevant Coupons are presented for payment within five years of the appropriate Relevant Date.

12. REPLACEMENT OF NOTES AND COUPONS

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Paying Agent having its Specified Office in the United Kingdom, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise

as the Issuer may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

13. AGENTS

In acting under the Agency Agreement and in connection with the Notes and the Coupons, the Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders or Couponholders.

The initial Agents and their initial Specified Offices are listed below. The Issuer reserves the right at any time to vary or terminate the appointment of any Agent and to appoint a successor fiscal agent, a successor agent bank and additional or successor paying agents; *provided, however, that* the Issuer shall at all times maintain (a) a fiscal agent, (b) a paying agent in the United Kingdom, (c) an agent bank and (d) a paying agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced to conform to, such Directive;

Notice of any change in any of the Agents or in their Specified Offices shall promptly be given to the Noteholders.

14. MEETINGS OF NOTEHOLDERS; MODIFICATION

(a) *Meetings of Noteholders*: The Agency Agreement contains provisions for convening meetings of Noteholders to consider matters relating to the Notes, including the modification of any provision of these Terms and Conditions. Subject to Condition 14(b), any such modification may be made only if (i) sanctioned by an Extraordinary Resolution (as defined in the Agency Agreement) and (ii) prior written approval from the FSA for such modification is obtained. Such a meeting may be convened by the Issuer and shall be convened by it upon the request in writing of Noteholders holding not less than one-tenth of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing more than half of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented; *provided, however, that* certain proposals (including any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of payments under the Notes or to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution (each, a "**Reserved Matter**")) may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than three-quarters or, at any adjourned meeting, one quarter of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders and Couponholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

(b) *Modification*: The Notes and these Terms and Conditions may be amended without the consent of the Noteholders or the Couponholders to correct a manifest or proven error. In addition, the parties to the Agency Agreement may agree to modify any provision thereof, but the Issuer shall not agree, without the consent of the Noteholders, to any such modification unless it is being made for the purpose of curing any ambiguity or of curing, correcting or supplementing any manifest or proven error or any other defective provision contained in the Agency Agreement or it is, in the opinion of such parties, not inconsistent with these Terms and Conditions and not materially prejudicial to the interests of the Noteholders.

No modification (save in respect of a modification which is of a formal, minor or technical nature or is to correct a manifest error) to, and no waiver or authorisation of any proposed breach or breach of, the Notes may be made without the prior written consent of the FSA, and any such modification, waiver or authorisation made or purported to be made without such consent is void.

15. FURTHER ISSUES

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes.

16. NOTICES

Notices to the Noteholders shall be valid if published in a leading English language daily newspaper published in London (which is expected to be the *Financial Times*) or, if such publication is not practicable, in a leading English language daily newspaper having general circulation in Europe. Any such notice shall be deemed to have been given on the date of first publication. Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Noteholders. The Issuer shall forthwith provide to the FSA a copy of any notice given to Noteholders under this Condition 16 (*Notices*).

Any notices given to the FSA for the purpose of these Notes will not have effect and the time will not start to run in connection with that notice until the FSA has given to the Issuer written confirmation of its receipt.

17. CURRENCY INDEMNITY

If any sum due from the Issuer in respect of the Notes or the Coupons or any order or judgment given or made in relation thereto has to be converted from the currency (the "**first currency**") in which the same is payable under these Terms and Conditions or such order or judgment into another currency (the "**second currency**") for the purpose of (a) making or filing a claim or proof against the Issuer, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to the Notes, the Issuer shall indemnify each Noteholder, on the written demand of such Noteholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent, against any loss suffered as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which such Noteholder may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

This indemnity constitutes a separate and independent obligation of the Issuer and shall give rise to a separate and independent cause of action.

18. THE FSA AND INDEMNITY

The FSA shall not be taken to be a trustee or other fiduciary for, or have any obligations to, any person to whom some or all of the Senior Liabilities are owed. The Issuer shall on demand indemnify the FSA against all claims, losses, costs, expenses and other liabilities made against or incurred by the FSA as a consequence of it taking action for breach of any of these Terms and Conditions.

19. GOVERNING LAW AND JURISDICTION

(a) *Governing law*: The Notes and all matters arising from or connected with the Notes are governed by, and shall be construed in accordance with, English law.

(b) *English courts*: The courts of England have exclusive jurisdiction to settle any dispute (a "**Dispute**") arising from or connected with the Notes.

(c) *Appropriate forum*: The Issuer agrees that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that it will not argue to the contrary.

(d) *Rights of the Noteholders to take proceedings outside England*: Condition 19(b) (*English courts*) is for the benefit of the Noteholders only. As a result, nothing in this Condition 19 (*Governing Law*

and Jurisdiction) prevents any Noteholder from taking proceedings relating to a Dispute ("**Proceedings**") in any other courts with jurisdiction. To the extent allowed by law, Noteholders may take concurrent Proceedings in any number of jurisdictions.

There will appear at the foot of the Terms and Conditions endorsed on each Note in definitive form the names and Specified Offices of the Agents as set out at the end of this Prospectus.

Information Incorporated by Reference

The audited consolidated financial statements (including the auditors' report thereon and notes thereto) of the Issuer in respect of the years ended 31 March 2004 and 31 March 2005 (set out on pages 45 to 80 and 57 to 96, respectively, of the 2004 and 2005 annual reports of the Issuer, respectively) shall be deemed to be incorporated in, and to form part of, this Prospectus.

Summary of Provisions relating to the Notes in Global Form

The Notes will initially be in the form of the Temporary Global Note which will be deposited on or around the Closing Date with a common depositary for Euroclear and Clearstream, Luxembourg. The Temporary Global Note will be exchangeable in whole or in part for interests in the Permanent Global Note not earlier than 40 days after the Closing Date upon certification as to non-U.S. beneficial ownership. No payments will be made under the Temporary Global Note unless exchange for interests in the Permanent Global Note is improperly withheld or refused. In addition, interest payments in respect of the Notes cannot be collected without such certification of non-U.S. beneficial ownership.

The Permanent Global Note may become exchangeable in whole, but not in part, for Notes in definitive form ("**Definitive Notes**") in the denomination of US$100,000 (the "**Minimum Denomination**") if (a) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of legal holidays) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system is available or (b) an event of default (as set out in Condition 9 (*Events of Default*)) occurs and is continuing (each such event described in (a) and (b) being an "**Exchange Event**").

The Issuer will promptly give notice to Noteholders if an Exchange Event occurs. The bearer of the Permanent Global Note, acting on the instructions of one or more of the Accountholders (as defined in the Permanent Global Note), may give notice to the Issuer and the Fiscal Agent of its intention to exchange the Permanent Global Note for Definitive Notes on or after the Exchange Date (as defined below).

On or after the Exchange Date the holder of the Permanent Global Note may surrender the Permanent Global Note to, or to the order of, the Fiscal Agent. In exchange for the Permanent Global Note the Issuer will deliver, or procure the delivery of, an equal aggregate principal amount of Definitive Notes (having attached to them all Coupons in respect of interest which has not already been paid on the Permanent Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form set out in the Agency Agreement. On exchange of the Permanent Global Note, the Issuer will procure that it is cancelled and, if the holder so requests, returned to the holder together with any relevant Definitive Notes.

"**Exchange Date**" means a day specified in the notice requiring exchange falling not less than 30 days after that on which such notice is given, being a day on which banks are open for general business in the place in which the Specified Office of the Fiscal Agent is located and, except in the case of exchange because the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of legal holidays) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system is available, in the place in which the relevant clearing system is located.

The Notes are issued in the Minimum Denomination. However, for so long as the Notes are represented by the Permanent Global Note or by the Permanent Global Note and the Temporary Global Note and the rules of Euroclear and Clearstream, Luxembourg so permit, the Notes shall be tradeable in minimum principal amounts of the Minimum Denomination and integral multiples of US$1,000 thereafter. However, if an Exchange Event occurs and Definitive Notes are required to be issued, they will only be printed and issued in the Minimum Denomination. Accordingly, a Noteholder holding Notes having a principal amount which cannot be represented by a Definitive Note in the Minimum Denomination will not be able to receive a Definitive Note in respect of such Notes and will not be able to receive interest or principal in respect of such Note.

The Temporary Global Note and the Permanent Global Note will contain provisions which modify the Terms and Conditions of the Notes as they apply to the Temporary Global Note and the Permanent Global Note. The following is a summary of certain of those provisions:

1. *Payments*: Payments due in respect of Notes for the time being represented by a Global Note shall be made to the bearer of the relevant Global Note provided that, in the case of the Temporary Global Note, the relevant certifications as mentioned therein have been delivered. Upon any payment in respect of the Notes represented by a Global Note, the amount so paid shall be entered by or on behalf of the Fiscal Agent on the schedule to the relevant Global Note. In the case of any payment of principal the

principal amount of the relevant Global Note shall be reduced for all purposes by the amount so paid and the remaining principal amount of the relevant Global Note shall be entered by or on behalf of the Fiscal Agent on the schedule to the relevant Global Note.

2. *Notices*: Notwithstanding Condition 16 (*Notices*), for as long as all the Notes are represented by the Permanent Global Note (or by the Permanent Global Note and/or the Temporary Global Note) and the Permanent Global Note is (or the Permanent Global Note and/or the Temporary Global Note are) held on behalf of Euroclear and/or Clearstream, Luxembourg, notices to Noteholders may be given by delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg (as the case may be) for communication to the relative Accountholders rather than by publication as required by Condition 16 (*Notices*). Any such notice shall be deemed to have been given to the Noteholders on the second day after the day on which such notice is delivered to Euroclear and/or Clearstream, Luxembourg (as the case may be) as aforesaid.

Use of Proceeds

The net proceeds of the issue of the Notes, expected to amount to US$397,512,000 after deduction of the combined management and underwriting commission, but prior to deduction of expenses incurred in connection with the issue of the Notes, will be used by the Issuer for its general corporate purposes.

The total expenses related to the admission to trading of the Notes on the Market equal approximately US$102,725.

Description of the Issuer

Man Group plc (the "**Issuer**") formerly known as E D & F Man Group plc was incorporated in England and Wales under the Companies Act 1985 (as amended) (the "**Act**") on 22 April 1994 as a company limited by shares under the name E D & F Man Group Limited, with registered number 2921462. On 5 September 1994 E D & F Man Group Limited was re-registered under the Act as a public company limited by shares of indefinite duration. On 29 September 2000, the name of E D & F Man Group plc was changed to that of Man Group plc. The Issuer's registered office and principal place of business is at Sugar Quay, Lower Thames Street, London EC3R 6DU (telephone number +44 20 7144 1000).

The Issuer is a leading global provider of alternative investment products and solutions and one of the world's leading futures and options brokers through its two principal divisions, Man Investments ("**MI**") and Man Financial ("**MF**"). Offering services in asset management and brokerage respectively, the Group (as defined below) has both an institutional and retail client base. Out of the total Funds Under Management ("**FUM**") of US$43 billion as at 31 March 2005, MI has approximately 59 per cent. held on behalf of individual investors with the remainder coming from institutional funds. In contrast, MF has approximately 81 per cent. of its business generated through institutional clients with the remainder of its business from private client dealings. The Group has a geographically diversified client base although MI sees particular opportunity for future growth within a number of regions such as Europe, Japan and Asia Pacific. The Issuer and its subsidiaries and affiliates taken as a whole (the "**Group**") employ over 3,000 people in 15 countries with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore, Hong Kong and Sydney.

As at 31 March 2005, the Group reported profit before tax and before goodwill amortisation of US$880 million, representing growth of 7 per cent. over the comparative period. This included contributions to profit before tax and before goodwill amortisation of US$614 million from management fees, US$119 million from performance fees and US$145 million from brokerage operations.

MI is a global leader in the fast growing field of alternative investment products and solutions. It provides access for private and institutional investors worldwide to hedge fund and other alternative investment strategies through a range of products and solutions designed to deliver absolute returns with a low correlation to equities and bond market benchmarks. MI's investment management track record dates back to 1983 and includes the launch of over 400 investment products, many of which have been launched in conjunction with leading financial institutions. It has strong product development and structuring skills and an extensive investor service and global distribution network. Its products and solutions cover various alternative asset classes — hedge funds, leveraged finance and convertible bonds — and a wide range of investment styles and strategies. In addition, MI is positioned to meet investor needs through its extensive structuring expertise and worldwide distribution to private and institutional investors.

MI has consistently demonstrated a history of strong cash flow generation and growing profitability. MI derives its steady flow of revenues principally from management fees and performance fees earned over the life of a particular fund. MI continues to capitalise on its established presence and scale in the fast-growing alternative investment market. FUM grew 12 per cent. in the financial year in 2005 ("**FY 2005**"), to US$43 billion as at 31 March 2005. As FUM have grown, so too has net management fee income, totalling US$614 million in FY 2005, up 34 per cent. from the financial year in 2004 ("**FY 2004**"). Net management fee income accounted for 70 per cent. of the Issuer's total net fees, while more volatile performance fees accounted for only 14 per cent. For FY 2005, MI generated net operating income of US$1,082 million, accounting for 69 per cent. of the total for the Issuer and up 6 per cent. from FY 2004.

MF is one of the world's leading providers of brokerage services. It acts as a broker of futures, options, fixed income, equities and equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres. MF has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in interest rate products, metals and the energy markets. It provides trade execution, clearing, intermediary and matched principal services to a worldwide client base, which ranges from financial institutions, asset managers and industrial groups to professional traders and private clients.

MF generates revenue flow from four sources: execution fees, clearing fees, matched principal spreads and interest income. The focus has been on the high margin, and higher growth, execution and matched

principal functions. These complement MF's extensive clearing business, where significant client balances, currently in excess of US$8 billion, accrue increased trading interest income as global interest rates rise. In FY 2005, MF generated net operating income of US$484 million, accounting for 31 per cent. of the Issuer's total. Interest rate products account for 50 per cent. of net commissions, commodities (energy/metals/ agriculturals) for 24 per cent., securities 14 per cent., and foreign exchange and fixed income for 12 per cent.

As at 31 March 2005, funds under management totalled US$43 billion, including US$11 billion managed by Man-AHL, the managed futures manager; US$5 billion managed by Man-Glenwood, the US-based fund manager; and US$18.7 billion of hedge funds managed by RMF. In addition, US$8.3 billion is managed by 41 smaller managers.

Group Structure


Man Group plc
E D & F Man Ltd
E D & F Man Group Limited
Man Group Holdings Ltd
Man Financial Limited
Man Investments Limited
E D & F Man Investments BV (Netherlands)
RMF Holdings Ltd
Man Strategic Holdings Pty Ltd 100 per cent (Australia)
Man Group USA Inc (USA)
Man Investments Holdings AG (Switzerland)
RMF Investment Management (Switzerland)
Man Investments Australia Ltd (Australia)
Glenwood Capital Investments LLC (USA)
Man Financial Inc (USA)
Man Investments AG (Switzerland)

Note: All companies incorporated in England unless otherwise stated

Man Investments

The Issuer's operations in investment management, product manufacturing and distributions are set out below:

Investment managers

AHL

AHL implements managed futures investment programmes. These programmes are quantitative and primarily directional in nature, meaning that they seek to take advantage of upward and downward price trends. AHL's track record, which dates back to 1983, has always been supported by a strong research ethic. Sophisticated research is central to this manager's ability to extend the range and versatility of its original investment techniques. In addition to a well-grounded investment philosophy and a dedicated team of investment specialists, AHL owes much of its success to its robust and finely-tuned trading and implementation infrastructure. Every aspect of AHL's investment and execution process is analysed in detail to identify and extract efficiency gains. The continuity of the AHL investment philosophy and principles i.e. diversification, discipline, efficiency, rigorous risk control and ongoing research have been as much a feature of this manager's history as refinements to its investment process.

Glenwood

Glenwood has been a pioneer in providing multi-manager fund of hedge funds portfolios that target stable risk-adjusted activities not correlated to other asset classes. Glenwood has been selecting and combining hedge funds to generate strong risk-adjusted returns since 1987, making it one of the most long-established

fund of hedge fund managers. It seeks to minimise manager, strategy and market risk by investing across a diversified range of approved managers that implement complementary investment strategies. Through its long-standing experience in the hedge fund industry, Glenwood has built up an extensive network of industry contacts.

RMF

RMF provides fund of hedge funds and bespoke solutions for institutional investors as well as offering specialised expertise in leveraged finance and convertible bonds. This content has been attractive to institutional investors and increasingly has been applied also in structured and open-ended products directed at private investor channels. Drawing on established relationships in the alternative investment community, RMF's teams are able to access high quality managers and practitioners. This manager's structured investment model can be systematically scaled to manage increasing investment volumes and a premium is placed on skill-based strategies that are repeatable and have a clearly defined source of return.

Other Hedge Fund Managers

The Issuer seeks to identify and form relationships with developing managers that it believes to have significant potential and which could in future help to offer investors a more diverse portfolio through styles complementary to those of the Issuer's existing managers. The manager benefits from both the Issuer's distribution capability and also its analytical, technological and administrative support.

While the Issuer's participation may vary, its focus is on achieving favourable distribution agreements and preferred access to capacity within each manager. As at the date of this Prospectus the Issuer has assets allocated to 41 managers whose styles include equity-balanced, convertible and merger arbitrage and fixed income relative value. These managers follow broadly market neutral strategies and focus on quantitative investment processes.

Product Manufacturing

The Issuer offers private clients and institutional investors access to its alternative investment managers through a range of structured products, dedicated single manager and style funds. The structured products have a blend of investment styles which allows them to create composite products that typically have good risk reward characteristics and low correlation with one another and to traditional asset classes.

The Issuer has been a pioneer in the area of capital guaranteed and other innovative fund structures and over 200 products focused on private clients have been launched since 1983, the most recent being the Man AP Enhanced Series 2 Ltd which raised US$438 million in April 2005 and the MGS Diversified Opportunities Ltd which raised US$200 million in July 2005.

Institutional clients, in addition to investing in the structured and capital guaranteed product offerings, can access tailor-made portfolios according to their desired investment style and risk/return profiles. Portfolios are construed from a choice of diverse or focused asset allocation platforms and style funds with reference to particular geographic or return profiles.

Over 200 individual portfolios have been constructed for institutional clients and joint venture partners, which meet their particular investment requirements together with any specific regulatory, tax, accounting or liquidity issues. Clients are also offered services which include asset/liability analysis, research, market studies and new manager search and monitoring.

Distribution

The Issuer has a powerful and growing distribution capability in both the private client and institutional marketplaces. A distribution network of over 1,850 intermediaries services mostly the high net worth private client market, marketing major structured product launches on a regular basis each year. The Issuer continues to develop relationships with long-term distribution partners, including offering private label products often with characteristics designed for a specific regional or investor profile.

Institutional clients, such as pension funds, insurance companies or banking institutions, invest both on a proprietary basis and, in some cases, in order to distribute the products on to their private client customers. RMF historically distributed its tailored institutional products predominantly in Switzerland, with a smaller but increasing number of investors coming from Germany and other European countries, complementing the Issuer's existing institutional sales force.

The majority of funds raised to date have originated from Europe, Asia and the Middle East, supported by sales offices in each region. The potential for new product development has been enhanced by the acquisition of RMF which will provide a broader range of managers and products to be distributed worldwide. As part of the expanding sales effort the Issuer opened a regional sales office in Chicago in order to develop a formal US distribution presence to target both private client and institutional investors.

Man Financial

MF is focused principally on institutional business and has an extensive list of leading international clients with whom it has built strong relationships over many years, providing both execution and clearing services on a global basis through all time zones. MF has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in financial futures and the energy markets. According to the numbers published by each exchange, it ranks number one in execution of interest rate products on the financial futures exchanges of EUREX, EURONEXT/LIFFE, CME and CBOT. In addition, it is consistently ranked first in terms of clearing and/or execution on both NYMEX and IPE and is estimated to rank second on LME.

MF has also been building its retail business infrastructure over the last 8 years. Each of its offices provides an expanding range of customised services to meet the requirements of the retail investor, ranging from a bespoke telephone advisory service to online trading. The products offered include futures, options, equities, contracts for difference and foreign exchange.

The size of MF's international presence provides it with effective market access, substantial order flows and advantageous economies of scale by virtue of being able to utilise the same administrative and technological platform for a wide variety of financial products. It invested early in electronic trading platforms and automation of order routing, processing and back office systems and as a result it is well placed to take advantage of the new opportunities that will arise from the continued growth of financial markets, from further consolidation of market participants and from being at the forefront of rapidly changing trading technologies.

In October 2002, the Issuer purchased GNI Holdings Ltd ("GNI") from Old Mutual plc, creating the world's largest independent futures broker. The acquisition also resulted in the Issuer becoming a leading broker in the European contract for difference market. The GNI business has been fully integrated allowing MF to gain further economies of scale. In 2004 MF established a research led broker for European equities and has since been expanding its services in other cash products to complement its derivative broking activities.

Regulation

The Group is subject to minimum capital requirements set by various regulators of its worldwide businesses. The Financial Services Authority ("FSA") supervises the Group on a consolidated basis and, every six months, the Group submits returns to the FSA on its capital adequacy. Various subsidiaries within each of Brokerage and Asset Management are directly regulated by the FSA or supervisors in other countries, which set and monitor their capital adequacy. As at the date of this Prospectus, the Group's regulatory capital headroom is approximately US$350 million.

Memorandum of Association

The Memorandum of Association of the Issuer provides that the principal object of the Issuer is, *inter alia*, to carry on business as a holding company. The further objects for which the Issuer is established include the carrying on of business as a general commercial company.

Directors and their Interests

The Directors of the Issuer are as follows:

Director	Office
Harvey McGrath	Non-Executive Chairman
Stanley Fink	Chief Executive, Chairman
Peter Clarke	Finance Director and Company Secretary
Kevin Davis	Managing Director, Man Financial
Jon Aisbitt	Independent Non-Executive Director
Alison Carnwath	Independent Non-Executive Director
Dugald Eadie	Independent Non-Executive Director
Glen Moreno	Senior Independent Non-Executive Director
Jonathan Nicholls	Independent Non-Executive Director

The business address of all the Directors is Sugar Quay, Lower Thames Street, London EC3R 6DU. None of the Directors has any conflicts of interest between their duties to the Issuer and their private interests and/or other interests, nor do they engage in any principal activities outside the Issuer, which may be significant with respect to the Issuer.

Properties

The Issuer has the following principal establishments:

United Kingdom

Sugar Quay, Lower Thames Street, London EC3R 6DU

United States

440 South LaSalle Street, 20th Floor, Chicago, Illinois 60605
717 Fifth Avenue, 9th Floor, New York, NY1022-8101

Switzerland

Etzelstrasse 27, CH-8808 Pfäffikon SZ,
Huobstrasse 16 and 3, CH-8808 Pfäffikon SZ

Material Contracts

There are no material contracts entered into by the Issuer, which are not in the ordinary course of its business.

Current Trading Prospects and Outlook

At the AGM on 12 July 2005, the chairman said:

"Group funds under management have increased from US$43.0 billion at the end of March, to about US$43.5 billion at today's date, after taking into account adverse currency translation impacts of US$0.6 billion (reflecting recent Euro weakness against the US$). Since March, overall investment performance has continued to be positive, with AHL up 5 per cent. The Group's Brokerage business, Man Financial, has started the year well and has seen good volumes in the first quarter, particularly in June.

The Board remains confident of the Group's prospects for the year."

Major Shareholders

As at 8 September 2005, the Issuer had been notified of five holdings of 3 per cent. or more in its share capital, being that of Legal & General plc (4.97 per cent.), FMR Corp Group of Companies and Fidelity International Ltd Group of Companies (4.91 per cent.), Barclays PLC (5.05 per cent.), D.H. Rosenblum, a former director of the Company (3.62 per cent.) and Putnam Investment Management LLC and the Putnam Advisory Company LLC (3.20 per cent.).

Summary Annual Consolidated Financial Information of Man Group plc

The following tables set out in summary form the balance sheet and income statement information relating to the Issuer for each of the two years ended 31 March 2005 and 31 March 2004. Such information has been extracted without material adjustment from the audited consolidated financial statements and notes thereto of the Issuer for the year ended 31 March 2005. These financial statements of the Issuer were prepared in accordance with UK GAAP. The consolidated financial statements and notes thereto have been audited by PricewaterhouseCoopers LLP, independent auditors. PricewaterhouseCoopers LLP is a firm of chartered accountants and registered auditors.

Income Statement

	FY 2005 (US$ millions)	FY 2004 (US$ millions)
New operating income	1,566	1,480
Asset Management	1,082	1,023
Brokerage	484	457
Total operating expenses	845	801
Operating expenses before goodwill and exceptionals	767	719
Exceptional integration costs	—	9
Goodwill amortization & impairment	78	73
Group operating profit	721	679
Share of operating profit/(losses) of associated undertakings	24	34
Total operating profit	745	713
Exceptional items — Loss on sale of businesses	(5)	(20)
Profit on ordinary activities before interest	740	693
Net interest receivable	44	22
Interest payable and similar charges	(62)	(40)
Interest receivable	106	62
Profit on ordinary activities before taxation	784	715
Taxation	(176)	(162)
Profit after tax	608	553
Minority interest	—	(1)
Profit attributable to shareholders	608	552
Ordinary dividends	(200)	(152)
Retained profit for the year	408	400

Balance Sheet

	FY 2005 (US$ millions)	FY 2004 (US$ millions)
Fixed assets		
Intangible assets	761	812
Tangible assets	68	69
Investments in joint ventures	8	14
Investments in associates	219	256
Other investments	61	46
	1,117	1,197
Current assets		
Listed investments	1,984	1,708
Unlisted investments	1,161	685
Debtors	3,418	3,475
Cash at bank and in hand	2,150	1,702
	8,713	7,570
Total assets	9,830	8,767
Creditors: amounts falling due within one year	6,127	5,709
Short-term indebtedness	3	143
Private placement notes	—	—
Creditors: amounts falling due after one year	1,279	1,006
Long-term indebtedness	503	240
Exchangeable bonds	741	717
Provisions for liabilities and charges	—	3
Total liabilities	7,406	6,718
Capital and reserves		
Called up share capital	55	57
Share premium account	354	337
Capital reserve	4	4
Merger reserve	722	729
Profit and loss account	1,289	921
Equity shareholders' funds	2,424	2,048
Equity minority interest	—	1
	2,424	2,049
Total liabilities and equity	9,830	8,767

Cash Flow

	FY 2005 (US$ millions)	FY 2004 (US$ millions)
Operating profit	721	679
Depreciation of tangible fixed assets	29	27
Amortization of goodwill	78	73
Amortization of fixed asset investments	—	4
Loss on sale of tangible fixed assets	—	2
Profit on sale of fixed asset investments	(2)	(1)
UITF 17 charge for the year	49	37
Net working capital movements	(191)	252
Other movements	—	(15)
Net cash inflow from operating activities	684	1,058
Dividends from joint ventures and associates	19	13
Return on investments and servicing of finance	50	24
Taxation	(143)	(105)
Capital expenditure and financial investment	(45)	(106)
Acquisitions and disposals	20	(11)
Equity dividends paid	(177)	(128)
Cash inflow before financing activities	408	745
Management of liquid resources:		
Decrease/(increase)in term deposits	266	(330)
Financing:		
Issue of share capital	19	—
Purchase and cancellation of own shares	(78)	(31)
(Purchase)/disposal of own shares by ESOP trusts	(36)	14
Decrease in short-term borrowing	(130)	(122)
Increase in other long-term borrowing	264	100
Net cash inflow/(outflow) from financings	39	(39)
Increase in cash	713	376

The Issuer has moved to reporting its financial results in accordance with International Financial Reporting Standards ("IFRS"), as endorsed by the EU, from 1 April 2005. The Issuer's Annual Report for the year ending 31 March 2006 will be prepared in accordance with IFRS, which will include comparatives for the year ended 31 March 2005.

The following tables sets out in summary form, the consolidated balance sheet and income statement of the Issuer for the year ended 31 March 2005 restated in accordance with IFRS. This information has been extracted without material adjustment from the audited consolidated figures of the Issuer prepared for the purposes of the IFRS Transition Report of Man Group plc. The restated consolidated statements set out below have been audited by PricewaterhouseCoopers LLP who have provided a special purpose audit report to Man Group plc on its IFRS financial information.

Consolidated IFRS Income Statement

	Year ended 31 March 2005 (US$ millions)
Net operating income	1,573
Operating expenses	(764)
Fair value gains on conversion option of the exchangeable bonds	202
Loss on sale of business	(7)
Finance income	107
Net operating profit	1,111
Finance costs	(77)
Share of results of associates and joint ventures after tax	24
Profit before income tax	1,058
Income tax expense	(173)
Profit for the period	885
Profit attributable to:	
Equity shareholders	885
Minority Interest	—
	885

Consolidated IFRS Balance Sheet

	Year ended 31 March 2005 (US$ millions)
ASSETS	
Non-current assets	
Property, plant and equipment	64
Goodwill	832
Other intangible assets	354
Investments in associates and joint ventures	240
Other investments	105
Deferred income tax assets	24
Other non-current assets	42
	1,661
Current assets	
Trade and other receivables	10,181
Short terms investments	3,089
Cash and cash equivalents	2,149
	15,419
TOTAL ASSETS	17,080
LIABILITIES	
Current liabilities	
Short term borrowings and overdrafts	(3)
Trade and other payables	(13,136)
	(13,139)
Non-current liabilities	
Long term borrowings	(1,135)
Deferred income tax liabilities	(11)
Pension obligations	(59)
Other creditors	(24)
	(1,229)
Total Liabilities	(14,368)
Net Assets	2,712
EQUITY	
Capital and reserves attributable to the Company's equity holders	
Share capital	55
Share premium account	354
Merger reserve	722
Other capital reserves	222
Available for sale reserve	29
Cash flow hedge reserve	—
Retained earnings	1,330
	2,712
Equity minority interests	—
TOTAL EQUITY AND RESERVES	2,712

Basis of preparation for IFRS financial Information

The IFRS Financial Information above has been prepared in accordance with the basis of preparation and provisional accounting policies included in the IFRS Transition Report.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in the basis of preparation, there is, however a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards issued by the International Accounting Standards Board and adopted by the European Union.

The following extract from the IFRS Transition Report explains the basis of preparation of the IFRS Financial Information above:

"The Group will adopt the requirements of all IFRS, which include International Accounting Standards ("**IAS**") and interpretations issued by the International Accounting Standards Board ("**IASB**") and its committees, for the first time for the purpose of preparing financial statements for the year ending 31 March 2006. The standards applied in this IFRS transition report are those that have been issued by the IASB and endorsed (or where there is a reasonable expectation of endorsement) by the European Union ("**EU**") as at 31 March 2006.

In November 2004, the EU endorsed an amended version of IAS 39, 'Financial Instruments: Recognition and measurement' rather than the full version as previously published by the IASB. The EU endorsed version of IAS 39 relaxes some of the hedge accounting requirements and prohibits the designation of financial liabilities at fair value through profit or loss. The Group has not taken advantage of any of the relaxed hedge accounting requirements and does not designate any non-trading financial liabilities at fair value through profit or loss. Consequently, the financial information in this document is in accordance with both the EU endorsed version and the IASB version of IAS 39.

Further standards and interpretations may be issued that could be applicable for financial years ending 31 March 2006 or later accounting periods but with the option for earlier adoption. The Group's first annual financial statements prepared under IFRS may, therefore, be prepared in accordance with different accounting policies to those used in the preparation of the financial information in this document. IFRS is also being applied in the EU and other countries for the first time and practice on which to draw in applying the standards is still developing. Consequently, the financial information in this document could be subject to change.

In many instances, trail commissions are paid to intermediaries as long as an investor maintains an investment in fund entities of which the Group is the investment manager. Under UK GAAP, trail commissions are charged to net operating income as incurred. The Group is considering the appropriate treatment of these contracts under IFRS, in particular whether the net present value of the future obligation should be recognised as a financial liability, together with a matching financial asset at the time the obligation arises. To the extent it is deemed to be appropriate to recognise a liability, and a corresponding asset, assets and liabilities on the balance sheet will be grossed up. At present, the maximum gross up effect is approximately $650 million; this will be reduced to the extent that the trail commission payments to intermediaries are for continuing services provided by the intermediaries. There is no impact in aggregate on the income statement over the life of the fund product, but there could potentially be some volatility in the income statement in any discrete period due to timing differences, as the asset and liability will be amortised through the income statement at different rates. Whilst the exact impact of these timing differences is not yet certain, the impact on the Group's income statement is likely to be immaterial."

Taxation

UNITED KINGDOM TAXATION

The following is a summary of the United Kingdom withholding taxation treatment as at the date of this Prospectus in relation to payments of principal and interest in respect of the Notes. The comments do not deal with other United Kingdom tax aspects of acquiring, holding or disposing of Notes and do not apply to certain classes of person (such as underwriters and persons connected with the Issuer). The comments relate only to the position of persons who are absolute beneficial owners of the Notes. The following is a general guide and should be treated with appropriate caution. Noteholders who are in any doubt as to their tax position should consult their professional advisers. Noteholders who may be liable to taxation in jurisdictions other than the United Kingdom in respect of their acquisition, holding or disposal of the Notes are particularly advised to consult their professional advisers as to whether they are so liable (and if so under the laws of which jurisdictions), since the following comments relate only to certain United Kingdom taxation aspects of payments in respect of the Notes. In particular, Noteholders should be aware that they may be liable to taxation under the laws of other jurisdictions in relation to payments in respect of the Notes even if such payments may be made without withholding or deduction for or on account of taxation under the laws of the United Kingdom.

A. UK WITHOLDING TAX ON UK SOURCE INTEREST

1. The Notes will constitute "quoted Eurobonds" provided they are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the Income and Corporation Taxes Act 1988. On the basis of HM Revenue & Customs' published interpretation of the relevant legislation, securities which are to be listed on a stock exchange in a country which is a member state of the European Union or which is part of the European Economic Area will satisfy this requirement if they are listed by a competent authority in that country and are admitted to trading on a recognised stock exchange in that country; securities which are to be listed on a stock exchange in any other country will satisfy this requirement if they are admitted to trading on a recognised stock exchange in that country. The London Stock Exchange is a recognised stock exchange for these purposes. Whilst the Notes are and continue to be quoted Eurobonds, payments of interest on the Notes may be made without withholding or deduction for or on account of United Kingdom income tax.

2. In all cases falling outside the exemption described in 1 above, interest on the Notes may fall to be paid under deduction of United Kingdom income tax at the lower rate (currently 20 per cent.) subject to such relief as may be available under the provisions of any applicable double taxation treaty or to any other exemption which may apply.

B. OTHER RULES RELATING TO UNITED KINGDOM WITHHOLDING TAX

3. Where interest has been paid under deduction of United Kingdom income tax, Noteholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

4. The references to "interest" above mean "interest" as understood in United Kingdom tax law. The statements above do not take any account of any different definitions of "interest" of "principal" which may prevail under any other law or which may be created by the Terms and Conditions of the Notes or any related documentation.

C. PROVISION OF INFORMATION

5. Noteholders who are individuals should note that where any interest on the Notes is paid to them (or to any person acting on their behalf) by the Issuer or any person in the United Kingdom acting on behalf of the Issuer (a "**paying agent**"), or is received by any person in the United Kingdom acting on behalf of the relevant Noteholder (other than solely by clearing or arranging the clearing of a cheque) (a "**collecting agent**"), then the Issuer, the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to HM Revenue & Customs details of the payment and certain details relating to the Noteholder (including the Noteholder's name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the Noteholder is resident in the United Kingdom for United Kingdom taxation purposes. Where the Noteholder is not so resident, the details provided to HM

Revenue & Customs may, in certain cases, be passed by HM Revenue & Customs to the tax authorities of the jurisdiction in which the Noteholder is resident for taxation purposes.

EU SAVINGS TAX DIRECTIVE

Under EC Council Directive 2003/48/EC on the taxation of savings income, each member state is required, from 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State; however, for a transitional period, Austria, Belgium and Luxembourg may instead apply a withholding system in relation to such payments, deducting tax at rates rising over time to 35 per cent. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

Also with effect from 1 July 2005, a number of non-EU countries, and certain dependent or associated territories of certain Member States, have agreed to adopt similar measures (either provision of information or transitional withholding) in relation to payments made by a person within its jurisdiction to, or collected by such a person for, an individual resident in a Member State. In addition, the Member States have entered into reciprocal provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in a Member State to, or collected by such a person for, an individual resident in one of those territories.

Subscription and Sale

Barclays Bank PLC and UBS Limited (the "**Joint Lead Managers**") have, in a subscription agreement dated 19 September 2005 (the "**Subscription Agreement**") and made between the Issuer and the Joint Lead Managers upon the terms contained therein, jointly and severally agreed to subscribe for the Notes at their issue price of 99.778 per cent. of their principal amount less a combined management and underwriting commission of 0.40 per cent. of their principal amount. The Issuer has also agreed to reimburse the Joint Lead Managers for certain of their expenses incurred in connection with the management of the issue of the Notes. The Joint Lead Managers are entitled in certain circumstances to be released and discharged from their obligations under the Subscription Agreement prior to the closing of the issue of the Notes.

UNITED STATES OF AMERICA

Each Joint Lead Manager understands that the Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the United States Internal Revenue Code of 1986, as amended, and regulations thereunder.

Each Joint Lead Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer, sell or deliver the Notes, (a) as part of their distribution at any time or (b) otherwise, until 40 days after the later of the commencement of the offering and the issue date of the Notes, within the United States or to, or for the account or benefit of, U.S. persons, and that it will have sent to each dealer to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after commencement of the offering, an offer or sale of the Notes within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

UNITED KINGDOM

Each Joint Lead Manager has further represented, warranted and undertaken that:

(a) *Financial promotion*: it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(b) *General compliance*: it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

GENERAL

No representation is made that any action has been or will be taken in any jurisdiction by the Issuer or any Joint Lead Manager that would, or is intended to, permit a public offering of the Notes, or possession or distribution of this Prospectus or any other offering material relating to the Notes, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this Prospectus comes are required by the Issuer and the Joint Lead Managers to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver Notes or have in their possession, distribute or publish this Prospectus or any other offering material relating to the Notes, in all cases at their own expense.

General Information

1. The creation and issue of the Notes has been authorised by a resolution of the board of directors of the Issuer dated 14 September 2005.

2. The Issuer is not nor has it been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware) during the 12 months before the date of this Prospectus which may have, or have had in the recent past, significant effects on the financial position or profitability of the Issuer and the Group.

3. There has been no material adverse change in the prospects of the Issuer and the Group since 31 March 2005, nor has there been any significant change in the financial or trading position of the Issuer and the Group which has occurred since 31 March 2005.

4. The consolidated financial statements of the Issuer have been audited without qualification for the years ended 31 March 2005 and 31 March 2004 by PricewaterhouseCoopers LLP, chartered accountants, registered auditors and independent auditors (authorised and regulated by the FSA for designated investment business. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants in England and Wales and its address is 32 London Bridge Street, London, SE1 9SY).

5. For so long as any of the Notes are outstanding copies of the following documents may be obtained during normal business hours at the registered offices of the Issuer at Sugar Quay, Lower Thames Street, London EC3R 6DU and the Specified Office of the Paying Agent in the United Kingdom (currently being 8 Canada Square, London E14 5HQ):

   (a) the constitutive documents of the Issuer;

   (b) the Subscription Agreement;

   (c) the Agency Agreement; and

   (d) the audited consolidated financial statements of the Issuer for the years ended 31 March 2004 and 31 March 2005.

6. The Notes and any Coupons appertaining thereto will bear a legend to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in such legend provide that a United States person who holds a Note or Coupon will generally not be allowed to deduct any loss realised on the sale, exchange or redemption of such Note or Coupon and any gain (which might otherwise be characterised as capital gain) recognised on such sale, exchange or redemption will be treated as ordinary income.

7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The address of Euroclear is 1 Boulevard Roi Albert II, B-1210 Brussels. The address of Clearstream, Luxembourg is 42 Avenue JF Kennedy, L-1855 Luxembourg, Luxembourg. The ISIN is XS023014183 and the common code is 023014181.

8. The listing of the Notes on the Market will be expressed in U.S. dollars as a percentage of their principal amount (exclusive of accrued interest). Transactions will normally be effected for settlement in U.S. dollars for delivery on the third business day in London after the date of the transaction. It is expected that the Notes will be admitted to the Official List on 21 September 2005, subject only to the issue of the Temporary Global Note. However, prior to admission to the Official List, dealings in the Notes will be permitted by the London Stock Exchange in accordance with its rules.

REGISTERED OFFICE OF THE ISSUER

Man Group plc
Sugar Quay
Lower Thames Street
London
EC3R 6DU

JOINT LEAD MANAGERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London
E14 4BB

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

FISCAL AGENT, AGENT BANK AND PAYING AGENT

HSBC Bank plc
8 Canada Square
London
EC14 5HQ

LEGAL ADVISERS

To the Issuer as to English law:

Clifford Chance Limited Liability Partnership
10 Upper Bank Street
Canary Wharf
London
E14 5JJ

To the Joint Lead Managers as to English law:

Allen & Overy LLP
One New Change
London
EC4M 9QQ

AUDITORS TO THE ISSUER

PricewaterhouseCoopers LLP
32 London Bridge Street
London
SE1 9SY

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